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                 July 29, 2022

       Christopher Conoscenti
       Chief Executive Officer
       Sitio Royalties Corp.
       1401 Lawrence St
       Suite 1750
       Denver, CO 80202

                                                        Re: Sitio Royalties
Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed July 18, 2022
                                                            File No. 333-266182

       Dear Mr. Conoscenti:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Kevin Dougherty, Staff
       Attorney, at (202) 551-3271 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Raleigh Wolfe, Esq.